EXHIBIT 11

PACIFICA BANCORP, INC.

COMPUTATION OF PER SHARE EARNINGS

	For Year Ended December 31,
	2003	2002
Net income (loss)	$1,209,000	$108,000
Less accrued preferred stock dividends	(31,000)	(14,000)

Net income (loss) available to common shareholders	$1,178,000	$94,000
Computation of average shares outstanding
Shares outstanding at beginning of the period	3,260,368	3,260,368
Additional shares deemed outstanding because of stock dividends	—	—
Additional shares deemed outstanding because of stock splits	—	—
Common stock repurchased	(34,360.00)	—
Shares issued during the period times average time outstanding during the period	33,139.00	—

Average basic shares outstanding	3,259,147	3,260,368

Dilutive shares	4,049	58,907
Average basic shares outstanding	3,263,196	3,319,275

Basic earnings (loss) per share available to common shareholders	$0.36	$0.03
Dilutive earnings (loss) per share available to common shareholders	$0.36	$0.03